CIBT EDUCATION GROUP INC.
(the “Company”)
ANNUAL MEETING OF SHAREHOLDERS
HELD ON DECEMBER 18, 2009
(the “Meeting”)

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report describes the matters voted upon at the Meeting and the outcome of each vote, all conducted by way of a show of hands:

Resolutions presented at Meeting:

Result of Vote
1.	Appointment of Deloitte & Touche LLP, as auditor of the Company and the authorization of the directors to fix their remuneration.	Approved
2.	Fixing of the number of directors at eight.	Approved
3.
Election of the following persons as directors of the Company until the next annual meeting of shareholders or until their earlier resignation:

●Jack Brozman
●Toby Chu
●Tony David
●David Hsu
●Troy Rice
●G. David Richardson
●David Warnock
●Shane Weir
Approved
4.	Approval of the Company’s stock option plan.	Approved
5.
Approval of:

(a) reservation, for issuance under stock options granted to insiders, of shares exceeding 10% of the Company’s issued shares;

(b) the grant to insiders, within a 12 month period, stock options exceeding 10% of the issued shares; and

(c) the issuance to any optionee, within a 12 month period, options exceeding 5% of the issued shares.
Approved

DATED:     December 18, 2009

CIBT EDUCATION GROUP INC.

Per:

/s/Toby Chu
Toby Chu
President and Chief Executive Officer